EXHIBIT 99.4
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             CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS


We consent to the use of our reports dated February 18, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences when there has been a restatement of the financial statements as described in note 23, when there are changes in accounting principles that have a material effect on the comparability of the financial statements and changes in accounting principles that have been implemented in the financial statements such as described in note 3 to the consolidated financial statements), appearing in the Annual Report on Form 40-F of Vermilion Energy Trust for the year ended December 31, 2004.


/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada

March 30, 2005